

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2011

Via E-mail
Joel Klopfer
President and Director
SafeCode Drug Technologies Corp.
6 Meever HaMiltah Street
Jerusalem 97761, Israel

> **Re:** **SafeCode Drug Technologies Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 6, 2011**
> **File No. 333-174167**

Dear Mr. Klopfer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page, page 3

1. Please expand your disclosure on your prospectus cover page added in response to prior comment 3 to highlight the amount that you need to fund your current operations and alleviate the need to file for protection under bankruptcy laws.

We may be subject to intellectual property litigation . . . , page 12

2. Refer to your response to prior comment 8. Please clarify why you do not know whether your technology would infringe existing patents. Did you not search publicly available patent information?

General Development, page 16

3.   We note your disclosure in the third paragraph that your invention is intended to help minimize accidentally administering the wrong dose of medication to a patient. Please revise to clarify how your technology would do so. For example, we note that you do not appear to disclose stored voice templates of dosage amounts to which your invention would match verbally announced dosages.

4.   Please reconcile your revisions in response to prior comment 18 with your third risk factor on page 9.

Intellectual Property, page 17

5.   We note your response to prior comments 15 and 20. Given your disclosure on page 16 regarding your potential product's use of a bar code, please clarify how your technology does not rely on the barcode provided in United States Patent Number 7,347,841. We note from paragraph [00014] of Exhibit 10.1 to your Form S-1 filed on May 13, 2011 that placement and use of the patient-identifying barcode for your invention "is provided in United States Patent Number 7,347,841" and "incorporated herein by reference in its entirety."

6.   We note your response to prior comment 19. Please provide us with a copy of your patent application along with any evidence of filing the application that you have.

Competition, page 17

7.   We note your revised disclosure added in response to prior comment 21. Please reconcile your disclosure that "instead of bar codes, a pre-set voice detection microchip is used on the locking device" with your disclosure in the fifth paragraph on page 16 that a bar code identifies the patient and in the eleventh paragraph on page 16 that each locked drug container would be affixed with the proper patient bar code.

Existing or Probable Government Regulations, page 18

8.   We note your revised disclosure in response to prior comment 22. With a view toward disclosure, please tell us whether your invention or proposed product will need any government approval.

Our Common Stock, page 26

9.   Please revise your disclosure added in response to prior comment 27 to state clearly whether your directors are elected by cumulative voting. Your bylaws appear to address removal "if" elected by cumulative voting. Also, it is unclear what you mean by "except for" and "appointment" of directors. In what other circumstances do companies typically

apply cumulative voting other than election of directors? Are you attempting to draw a distinction between election and appointment?

10. Please tell us how your authority pursuant to Article X, Section 6 of Exhibit 3.2 "to hold liable for calls and assessments a person registered on [your] books as the owner of shares" is consistent with your response to prior comment 28 that your ability to hold shareholders liable is limited to calls on partly paid shares.

11. Please expand your response to prior comment 29 to provide us the analysis supporting your determination that the restrictions on the ability of shareholders to call meetings in Article III, the authority of your board of directors to set the size of your board and appoint directors in Article V, and limitations on the ability to remove directors in Article V of Exhibit 3.2 would not have an effect of delaying, deferring, or preventing a change in control.

Experts, page 29

12. We note your disclosure that your financial statements as of and for the period ended June 30, 2011 have been audited by Weinberg and Baer, LLC, but we do not see where you have provided a report from Weinberg and Baer, LLC covering the financial statements as of or for the period ended June 30, 2011. Furthermore, we note the June 30, 2011 columns in your balance sheet and statements of operations are labeled as "unaudited." Please revise your filing as appropriate to clarify the periods audited. In this regard, to the extent that the June 30, 2011 financial statements were audited, please revise to include the auditor's report.

Item 24. Indemnification of Directors and Officers, page 31

13. We note your revised disclosure added in response to prior comment 38. Please provide us the legal analysis supporting your disclosure that the effect of your indemnification provision is to eliminate the right of your stockholders to recover damages.

Item 27. Undertakings, page 33

14. Please expand your revisions in response to prior comment 39 to include the undertaking required by Regulation S-K Item 512(a)(6).

Exhibit 10.1

15. You describe this exhibit as a "Patent Application and Assignment dated December 15, 2010." However, the exhibit does not appear to include a patent application. The exhibit also no longer includes your payment obligation to the inventor. In addition, the exhibit you filed includes only the witness signatures and not the inventor signature. Please file the complete exhibit.

Joel Klopfer
SafeCode Drug Technologies Corp.
September 15, 2011
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (by e-mail): John A. Cacchioli, Esq.